UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Slate Click, LLC

Legal status of Issuer:

> *Form:*

Limited liability company

> *Jurisdiction of Incorporation/Organization:*

Idaho

> *Date of Organization:*

December 27, 2020

Physical Address of Issuer:

160 N 6th Street, #226, Boise, ID 83702

Website of Issuer:

https://slateclick.com

Current Number of Employees:

0

	Most recent fiscal year-end (2021)	Prior fiscal year-end (2020)*
Total Assets	$15,774.49	$2,264
Cash & Cash Equivalents	$15,774.49	$1,019
Accounts Receivable	$0	$0
Short-term Debt	($5,222.69)	$7,601
Long-term Debt	$33,270.42	$0
Revenues/Sales	$386,535.77	$436,100
Cost of Goods Sold**	$385,818.11	$79,148
Taxes Paid	$0	$0
Net Income	$717.66	$69,637

* The Company is wholly owned by HJU Group, LLC, and does not have any subsidiaries. Its financial statements are consolidated with the financial results of Casting Calls America LLC and HJU Group, LLC. The business of the Company was previously operated through Crew Calls America LLC and Casting Calls America LLC, an Idaho limited liability company organized on March 26, 2020, the business of both of which was previously owned by HJU Group, LLC, an Idaho limited liability company organized on December 19, 2017. As of January 1, 2021, such business operations were consolidated into the Company, along with all other entertainment-related software products of HJU Group, LLC.

**Reflected as "Total Operating Expenses" on Statement of Operations.


April 29, 2022

FORM C-AR

SLATE CLICK, LLC




This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by Slate Click, LLC, a Idaho limited liability company (the "**Company**," as well as references to "**we**," "**us**," or "**our**") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("**SEC**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://slateclick.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 29, 2022.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

TABLE OF CONTENTS

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date. Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C-AR. Thissummary may not contain all of the information that may be important to you. You should read this entire Form C-AR carefully, including the matters discussed under the section titled "Risk Factors."

The Company

Slate Click is a software as a service ("SaaS") solution-provider for the performing arts industries, organized in Idaho as a limited liability company on December 27, 2020.

The Company is located at 160 N 6th Street, #226, Boise, ID 83702.

The Company's website is https://slateclick.com.

The Company conducts business in Idaho and sells services through the internet throughout the United States.

The business of the Company was previously operated through Crew Calls America, LLC and Casting Calls America LLC, an Idaho limited liability company organized on March 26, 2020, the business of both of which was previously owned by HJU Group, LLC, an Idaho limited liability company organized on December 19, 2017. As of January 1, 2021, such business operations were consolidated into the Company, along with all other entertainment-related software products of HJU Group, LLC.

A description of our products, services and business plan can be found on the Company's profile page on the Intermediary's website under https://republic.co/slate-click.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C-AR. In addition to the risks specified below, the Company is subjectto same risks that all companies in its business, and all companies in the economy, are exposed to. These include risksrelating to economic downturns, political and economic events and technological developments (such as hacking andthe ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Market adoption of our cloud-based Software-as-a-Service, or SaaS, solution is new and unproven and may not grow as we expect, which may harm our business and results of operations, and even if market demand increases, the demand for our platform may not increase.

We believe our future success will depend in part on the growth, if any, in the demand for cloud-based solution for the entertainment and production industry via our national and regionally focused brands. The widespread adoption of our Software-as-a-Service, or SaaS, business depends not only on strong demand for the entertainment and production industry, but also for solutions delivered via a Software-as-a-Service, or SaaS, business model in particular. The market for our solutions is less mature than the market for in-person entertainment and production services, which many businesses currently utilize, and these businesses may be slow or unwilling to migrate from these legacy approaches. As such, it is difficult to predict customer demand for our platform, customer adoption and renewal, the rate at which existing customers expand their engagement with our platform, the size and growth rate of the market for our platform, the entry of competitive products into the market, or the success of existing competitive products. Furthermore, even if businesses want to adopt an entertainment and production industry solution, it may take them a long time to fully transition to this type of learning solution or they could be delayed due to budget constraints or other factors. Some businesses may also have long-term contracts with existing vendors and cannot switch in the short term. Even if market demand for our solutions generally increases, we cannot assure you that adoption of our platform will also increase. If the market for our solutions does not grow as we expect or our platform does not achieve widespread adoption it could result in reduced customer spending, customer attrition, and decreased revenue, any of which would adversely affect our business and results of operations.

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.

With shelter-in-place orders and non-essential business closings potentially happening throughout 2020 and into the future due to COVID-19, the Company's revenue has been adversely affected.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may not have enough transferable interests to issue to investors upon the conversion of any security convertible into units of transferable interests, including the Securities.

Currently, 100% of the transferable interests of the Company are issued and outstanding. Unless we amend the Company's operating agreement, we may not have enough units of transferable interest to be able to obtain funding by issuing transferable interests or securities convertible into transferable interests.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.

Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

Our use of open-source software could subject our proprietary technology to unwanted open-source license conditions that could negatively impact our business.

Our use of open-source software could subject our proprietary technology to unwanted open-source license conditions that could negatively impact our business. A portion of our technology capabilities incorporates open-source software, and we may incorporate open-source software into other offerings or products in the future. If an author or other third party that distributed such open-source software to us were to allege that we had not complied with the conditions of one or more of these licenses, we could be required to incur significant legal expenses defending against such allegations. Further, the outcome of such litigation may be particularly uncertain in some cases, because there is little legal precedent governing the interpretation of certain terms of common open source licenses. In addition, if we combine our proprietary software with open-source software in a certain manner and make it available to others, under some open-source licenses, we could be required to license or make available the source code of our proprietary software, which could substantially help our competitors develop products that are similar to or better than ours and harm our business.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of its Managers, its executive officers and key employees.

In particular, we are dependent on Kirk Uhler, our Chief Executive Officer and Manager; Brian Jagger, our Chief Product Officer and Manager; and Bryan Heath, our Chief Technology Officer and Manager. The Company has not entered into any employment agreements with Kirk Uhler, Brian Jagger or Bryan Heath, and there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Kirk Uhler, Brian Jagger and Bryan Heath, or any member of the board of managers or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

We have not prepared any audited financial statements.

Therefore, you have no audited financial information regarding the Company's capitalization, assets or liabilities on which to make your investment decision. If you feel the information provided by us is insufficient to make an informed decision on whether to invest in us, you should not invest in the Company.

Because we recognize revenue from our software-as-a-service subscriptions and licenses over the subscription or license term, downturns or upturns in new sales and renewals may not be immediately reflected in our operating results and may be difficult to discern.

For customers who purchase a software-as-a-service subscription or license, we generally recognize revenue from customers ratably over the terms of their subscriptions. A portion of the revenue we report in each quarter is derived from the recognition of revenue relating to subscriptions and term licenses entered into during previous quarters. Consequently, a decline in new or renewed subscriptions or term licenses in any single quarter may have a small impact on our revenue for that quarter. However, such a decline will negatively affect our revenue in future quarters. Accordingly, the effect of significant downturns in sales and market acceptance of our solutions, and potential changes in our rate of renewals, may not be fully reflected in our results of operations until future periods. In addition, a significant majority of our costs are expensed as incurred, while revenue is recognized over the life of the agreement with our customer. As a result, increased growth in the number of our customers could continue to result in our recognition of more costs than revenue in the earlier periods of the terms of our agreements.

The collection, processing, storage, use and disclosure of personal data could give rise to liabilities as a result of governmental regulation, conflicting legal requirements or differing views of personal privacy rights.

We receive, collect, process, transmit, store and use a large volume of personally identifiable information and other sensitive data from customers and potential customers. There are federal, state and foreign laws regarding privacy, recording telephone calls and the storing, sharing, use, disclosure and protection of personally identifiable information and sensitive data. Specifically, personally identifiable information is increasingly subject to legislation and regulations to protect the privacy of personal information that is collected, processed and transmitted. Any violations of these laws and regulations may require us to change our business practices or operational structure, address legal claims and sustain monetary penalties and/or other harms to our business. The regulatory framework for privacy issues in the United States and internationally is constantly evolving and is likely to remain uncertain for the foreseeable future. The interpretation and application of such laws is often uncertain, and such laws may be interpreted and applied in a manner inconsistent with our current policies and practices or require changes to the features of our platform. If either we or our third-party service providers are unable to address any privacy concerns, even if unfounded, or to comply with applicable laws and regulations, it could result in additional costs and liability, damage our reputation and harm our business.

Failures in internet infrastructure or interference with internet or Wi-Fi access could cause existing or prospective users to believe that our systems are unreliable, potentially leading our customers to decline to renew their subscriptions.

Our platform depends on our users' internet access. Increasing numbers of users on our platform and increasing bandwidth requirements may degrade the performance of our products or platform due to capacity constraints and other internet infrastructure limitations. If internet service providers and other third parties providing internet services have outages or deteriorations in their quality of service, our users may not have access to our platform or may experience a decrease in the quality of our products. Furthermore, as the rate of adoption of new technologies increases, the networks our platform relies on may not be able to sufficiently adapt to any increased demand for our products. Frequent or persistent interruptions could cause existing or prospective users to believe that our platform is unreliable, leading them to switch to our competitors, which could materially adversely affect our business, financial condition, results of operations, and prospects.

In addition, users who access our platform through mobile devices, such as smartphones and tablets, must have an internet or Wi-Fi connection to use our products. Currently, this access is provided by a limited number of companies. These providers could take measures that degrade, disrupt, or increase the cost of user access to third-party services, including our platform, by charging increased fees to third parties or the users of third-party services, any of which would make our platform less attractive to customers and reduce our revenue.

If our customers do not expand their use of our platform beyond their current organizational engagements or renew their existing contracts with us, our ability to grow our business and improve our results of operations may be adversely affected.

Our future success depends, in part, on our ability to increase the adoption of our platform by our existing customers and future customers. Many of our customers initially use our platform in specific groups or departments within their organization. Our ability to grow our business depends in part on our ability to persuade customers to expand their use of our platform to address additional use cases. Further, to continue to grow our business, it is important that our customers renew their contracts when existing contracts expire and that we expand our relationships with our existing customers. Our customers have no obligation to renew their contracts, and our customers may decide not to renew their contracts with a similar contract period, at the same prices and terms, with the same or a greater number of learners, or at all. In the past, some of our customers have elected not to renew their agreements with us, and it is difficult to accurately predict whether we will have future success in retaining customers or expanding our relationships with them. We have experienced significant growth in the number of customers of our platform, but we do not know whether we will continue to achieve similar growth in the future. Our ability to retain our customers and expand our deployments with them may decline or fluctuate as a result of a number of factors, including our customers' satisfaction with our platform, our customer support, our prices, the prices and features of competing solutions, reductions in our customers' spending levels, insufficient adoption of our platform, and new feature releases. If our customers do not purchase additional contracts or renew their existing contracts, renew on less favorable terms, or fail to continue to expand their engagement with our platform, our revenue may decline or grow less quickly than anticipated, which would harm our results of operations.

Failure to effectively expand our sales and marketing capabilities could harm our ability to increase our customer base and achieve broader market acceptance of our platform.

Our ability to broaden our customer base, particularly our business customer base, and achieve broader market acceptance of our platform will depend to a significant extent on the ability of our sales and marketing organizations to work together to drive our sales pipeline and cultivate customer and partner relationships to drive revenue growth. We have invested in and plan to continue expanding our sales and marketing organizations. Identifying, recruiting, and training sales personnel will require significant time, expense, and attention. We also plan to dedicate significant resources to sales and marketing programs, including lead generation activities and brand awareness campaigns. If we are unable to hire, develop, and retain talented sales or marketing personnel, if our new sales or marketing personnel are unable to achieve desired productivity levels in a reasonable period of time, or if our sales and marketing programs are not effective, our ability to broaden our customer base and achieve broader market acceptance of our platform could be harmed. In addition, the investments we make in our sales and marketing organization will occur in advance of experiencing benefits from such investments, making it difficult to determine in a timely manner if we are efficiently allocating our resources in these areas.

The products we sell are advanced, and we need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers and the suppliers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected.

We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology. Our future results may be affected if our products cannot effectively interface and perform well with software products of other companies and with our customers' existing IT infrastructures, or if we are unsuccessful in our efforts to enter into agreements allowing integration of third-party technology with our database and software platforms. Our efforts to develop the interoperability of our products may require significant investments of capital and employee resources. In addition, in the future, some vendors of non-Company products may become less willing to provide us with access to their products, technical information and marketing and sales support. As a result of these and other factors, our ability to introduce new or improved solutions could be adversely impacted and our business would be negatively affected.

The equity and/or assets of HJU Group, LLC, which currently holds all the transferable interests of the Company, could be sold, in which case the Investors may not receive any benefit.

The Company is wholly owned by HJU Group, LLC, which is in beneficially owned by Kirk Uhler, our Chief Executive Officer and Manager; Brian Jagger, our Chief Product Officer and Manager; and Bryan Heath. Each of them could sell their interests in HJU Group, LLC, or cause HJU Group, LLC, to sell its assets. If such an event occurred, such sale would not trigger a conversion of the Securities and would not qualify as a "Liquidity Event." The Investors may never benefit from the Company being sold at the level of HJU Group, LLC. Thus, the Purchasers' rights and value of their investment in the Company may be significantly and adversely affected. As of the date hereof, HJU Group, LLC has not received any offers to purchase its transferable interests of the Company, nor has it solicitated any offers to buy, nor does it, or any of its members, have any intention to liquidate its, or their respective, holdings or assets.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C-AR, MAY ALSOHAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

Slate Click designs, develops and deploys software solutions that help all aspects of the production of performing arts (film, tv, internet, theater) industries.

Business Plan

Slate Click intends to aggressively grow our Crew Calls America platform so that, by the end of 2022, Crew Calls revenue is on par with Casting Calls revenue. While we are growing Crew Calls domestically, we will be executing on our partnership agreements in both the United Kingdom and the Middle East/North Africa, which will allow us to grow the entire platform of Slate Click products simultaneously in those overseas markets.

The Company's Products and/or Services

Product / Service	Description	Current Market
Casting Calls America	Regionally focused casting websites that bring state-of-the-art talent submission software to underserved markets	Direct to consumer market, for all ages, genders and nationalities
Crew Calls America	Regionally focused production staffing websites that bring state-of-the-art production talent submission software to underserved markets	Direct to consumer market, for all ages, genders and nationalities

Competition

The markets in which our services are sold are highly competitive. Our services compete against similar services of large and small companies, including well-known global competitors, such as:

Casting Networks: a leader in casting calls for Los Angeles, San Francisco, and some regional markets.

Backstage: best known for theater and East Coast productions.

Breakdown Services: the original online casting platform.

Customer Base

Actors and production professionals, nation-wide. On Facebook alone, 6.6 million people are identified as being interested in "voice acting," 25 million people are identified as being interested in "filmmaking," and 28 million people are identified as being interested in "acting."

Intellectual Property

Application or Registration #	Title	Description	File Date	Grant Date	Country
5469301*	CASTING MADE EASY	Platform as a service (PAAS) featuring computer software platforms for talent listing and casting call submission management.	10/12/17	5/15/18	United States

*Company intends to cause the registrant of the trademark, presently Casting Calls America LLC, to assign the registration to the Company.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

DIRECTORS, OFFICERS, AND MANAGERS

The officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Brian Jagger	Chief Product Officer, Manager and Co-Founder	As the Company's Chief Product Officer, Mr. Jagger is responsible for overseeing the products and business expansion of the business. From 2018 to the present, Mr. Jagger also was the manager and co-founder of Casting Calls America LLC where he managed and supervised the business operations of the Company.	UC Davis (no graduation)
Bryan Heath	Chief Technology Officer, Manager and Co-Founder	As the Company's Chief Technology Officer, Mr. Heath is responsible for overseeing the technology of the Company's product offerings. From 1998 to the present, Mr. Heath was an IT supervisor for Placer County Water Agency, a California utility.	University of Phoenix, Computer Science (2007)
Kirk Uhler	Chief Executive Officer, Manager and Co-Founder	As the Company's Chief Executive Officer, Mr. Uhler is responsible for general oversight and the daily operations of the business of the Company. From 2018 to the present, Mr. Uhler also was a County Supervisor for Placer County, California, as an elected official with budgetary responsibility for a $1 billion annual budget and 2,300 employees.	UC Berkeley, Political Science (1989)

Indemnification

Under the Idaho Uniform Limited Liability Company Act, Idaho Code § 30-25-101 *et seq.*, a limited liability company shall reimburse a member of a member-managed company or the manager of a manager-managed company for any payment made by the member or manager in the course of the member's or manager's activities on behalf of the company, if the member or manager complied with sections 30-25-405, 30-25-407 and 30-25-409, Idaho Code, in making the payment. Also, a limited liability company shall indemnify and hold harmless a person with respect to any claim or demand against the person and any debt, obligation, or other liability incurred by the person by reason of the person's former or present capacity as a member or manager, if the claim, demand, debt, obligation, or other liability does not arise from the person's breach of section 30-25-405, 30-25-407 or 30-25-409, Idaho Code. In the ordinary course of its activities and affairs, a limited liability company may advance reasonable expenses, including attorney's fees and costs, incurred by a person in connection with a claim or demand against the person by reason of the person's former or present capacity as a member or manager, if the person promises to repay the company if the person ultimately is determined not to be entitled to be indemnified under subsection (b) of this section. A limited liability company may purchase and maintain insurance on behalf of a member or manager against liability asserted against or incurred by the member or manager in that capacity or arising from that status even if, under section 30-25-105(c)(7), Idaho Code, the operating agreement could not eliminate or limit the person's liability to the company for the conduct giving rise to the liability.

Employees

The Company does not currently have any employees.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital interest consists of 100% of the transferable interests of limited liability company interests (the "**Common Units**")

Outstanding Transferable Interests

As of the date of this Form C-AR, the Company's outstanding transferable interests consists of:

Type	Transferable Interests
Amount Outstanding	100% of Transferable Interests
Par Value Per Share	n/a
Voting Rights	1 vote per percentage of transferable interest
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may reallocate transferable interests which may limit, dilute or qualify the Security
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	98.86%

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C-AR, the Company has the following securities outstanding:

Type	Crowd SAFE
Securities Outstanding	130
Face Value	$51,525
Voting Rights	None
Voting Rights	None
Material Terms	Valuation Cap: $4,500,000 Discount: 20%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may reallocate transferable interests which may limit, dilute or qualify the Security
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	1.14%

Outstanding Debt

As of the date of this Form C-AR, the Company has the following debt outstanding:

Type	Credit card payable, unearned revenue and accrued payroll
Creditor	Contractors
Amount Outstanding	$7,000
Interest Rate and Amortization Schedule	n/a
Description of Collateral	n/a
Other Material Terms	n/a
Maturity Date	n/a

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
HJU Group, LLC	100% of Common Units	100%
Brian Jagger, **as beneficial owner of HJU Group, LLC**	35% of Common Units of HJU Group, LLC	35% (indirectly of the Company, by virtue of beneficial ownership of HJU Group, LLC)
Bryan Heath, **as beneficial owner of HJU Group, LLC**	35% of Common Units of HJU Group, LLC	35% (indirectly of the Company, by virtue of beneficial ownership of HJU Group, LLC)
Kirk Uhler, **as beneficial owner of HJU Group, LLC**	30% of Common Units of HJU Group, LLC	30% (indirectly of the Company, by virtue of beneficial ownership of HJU Group, LLC)

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax
$0	$0	$0

Operations

Slate Click, LLC (the "**Company**") was organized as a limited liability company on December 26, 2020 under the laws of the State of Idaho, and is headquartered in Boise, Idaho. The business of the Company was previously operated through Crew Calls America LLC and Casting Calls America LLC, an Idaho limited liability company organized on March 26, 2020, both of which are wholly owned by HJU Group, LLC, an Idaho limited liability company organized on December 19, 2017, which wholly owns the Company. As of January 1, 2021, the business operations of Crew Calls America LLC and Casting Calls America LLC were consolidated under the Company, along with other products of HJU Group, LLC.

Liquidity and Capital Resources

On November 1, 2021, the Company closed an offering pursuant to Regulation CF and raised $51,525.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Material Changes and Other Information

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Transferable Interests	n/a	100% of Transferable Interests	n/a	December 27, 2020	Section 4(a)(2)
Crowd SAFE	$51,525	130	Working Capital	November 1, 2021	Reg CF

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

HJU Group, LLC presently owns the transferable interests of Slate Click, LLC, and of Casting Calls America LLC and Crew Calls America, LLC. The business of the Company was previously operated through Crew Calls America, LLC and Casting Calls America LLC, the business of both of which was previously owned by HJU Group, LLC until January 1, 2021, when each of Crew Calls America, LLC and Casting Calls America entered into a contribution and assignment agreement under which their respective business operations and certain assets were consolidated into the Company, along with HJU Group, LLC's entering into a contribution and assignment agreement under which all other entertainment-related software products of HJU Group, LLC were likewise consolidated into the Company. Under each of such contribution and assignment agreements, no financial consideration was exchanged and each of did HJU Group, LLC, Crew Calls America, LLC or Casting Calls America LLC acknowledged to the Company that (i) no right to use certain property was retained, (ii) no operations or affairs using such property would be engaged in the entertainment industry, (iii) Company has no obligation to it with respect to the contributed and assigned property after execution of such agreement, including to account for any profits, and (iv) it agrees not to challenge the validity of the Company's ownership of such property. The beneficial owners of HJU Group, LLC are Kirk Uhler, our Chief Executive Officer and Manager; Brian Jagger, our Chief Product Officer and Manager; and Bryan Heath, our Chief Technology Officer and Manager, each of whom beneficially own 30%, 35% and 35%, respectively, of HJU Group,

LLC, and serve as a Manager thereof.

HJU Group, LLC currently owns 69.63% of the transferable interests of Paranormal Prison, LLC. The remaining minority interest of Paranormal Prison LLC is own by unrelated third parties.

Payments to The Rensa Group, LLC., a California limited liability company, which is beneficially owned by Kirk Uhler, and who is its manager, was $10,200 in 2019 for rent and travel expenses. Payments to The Kaba Group, LLC, an Idaho limited liability company, which is owned by Brian Jagger, and who is its Manager, for site design and management totaled $74,100 and $59,700 in 2020 and 2019, respectively.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

None.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Kirk Uhler
_____
(Signature)

Kirk Uhler
_____
(Name)

Chief Executive Officer
_____
(Title)

I, Kirk Uhler, the Chief Executive Officer of Slate Click, LLC, certify that the financial statements of Slate Click, LLC included in this Form are true and complete in all material respects.

/s/ Kirk Uhler
_____
(Signature)

Kirk Uhler
_____
(Name)

Chief Executive Officer
_____
(Title)

April 29, 2022
_____
(Date)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on thedates indicated.

/s/ Brian Jagger
_____
(Signature)

Brian Jagger
_____
(Name)

Manager
_____
(Title)

April 29, 2022
_____
(Date)

/s/ Bryan Heath
_____
(Signature)

Bryan Heath

|_____|

~~(Name)~~

Manager

|_____|

(Title)

April 29, 2022

|_____|

/s/ Kirk Uhler

|_____|

(Signature)

Kirk Uhler

|_____|

(Name)

Manager

|_____|

(Title)

April 29, 2022

|_____|

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

Slate Click, LLC

Balance Sheet

As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Education	3.99
US Bank - Checking	15,770.50
Total Bank Accounts	**$15,774.49**
Accounts Receivable	
Accounts Receivable	0.00
Total Accounts Receivable	**$0.00**
Total Current Assets	**$15,774.49**
TOTAL ASSETS	**$15,774.49**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Expense Reimbursement	-5,222.69
Short Term Loan from Member	0.00
Total Other Current Liabilities	**$ -5,222.69**
Total Current Liabilities	**$ -5,222.69**
Long-Term Liabilities	
Republic Capital Investment	33,270.42
Total Long-Term Liabilities	**$33,270.42**
Total Liabilities	**$28,047.73**
Equity	
HJU Distribution	-13,990.90
Member's Contributions	1,000.00
Retained Earnings	
Net Income	717.66
Total Equity	**$ -12,273.24**
TOTAL LIABILITIES AND EQUITY	**$15,774.49**

Slate Click, LLC

Profit and Loss
January - December 2021

	TOTAL
Income	
Sales	386,535.77
Total Income	**$386,535.77**
GROSS PROFIT	**$386,535.77**
Expenses	
Advertising	24,314.93
Ask My Accountant	30,000.00
Bank Fees	397.59
Analysis Charge	97.00
International Fees	238.73
Total Bank Fees	**733.32**
Business Development Software	26,649.86
Business Operations Software	37,282.88
Charitable Contributions	500.00
Computer and Internet Expenses	87.86
Dues & Subscriptions	819.00
Human Resources	69.93
Marketing	19,043.24
Meals & Entertainment	50.61
Meals and Entertainment	50.50
Office Supplies	3,845.87
Professional Services	57,350.94
Accounting	959.00
Customer Service	14,096.91
Legal	25.00
Management	73,750.00
Marketing	21,030.43
Programming	70,565.13
Total Professional Services	**237,777.41**
Travel	
Airfare	1,083.26
Lodging	2,838.54
Transportation	404.01
Total Travel	**4,325.81**
Travel Meals	266.89
Total Expenses	**$385,818.11**
NET OPERATING INCOME	**$717.66**
NET INCOME	**$717.66**